Project Fractal – Termination Agreement

Termination Agreement
终止协议

This Termination Agreement (this “Agreement”) is entered into on April 26, 2024 (“Effective Date”), by and among:
本终止协议（本“协议”）由以下各方于2024年4月26日（“生效日”）签署：

Maxeon Solar Pte. Ltd., a company incorporated and registered in Singapore, with its registered place of business at 8 Marina Boulevard #05-02, Marina Bay Financial Centre 018981, Singapore (“MSP”);
Maxeon Solar Pte. Ltd.，一家在新加坡组建并注册的公司，其注册营业地点位于新加坡滨海湾金融中心8号滨海大道#05-02，邮编018981（“MSP”）；

Huansheng Photovoltaic (Jiangsu) Co., Ltd, a company incorporated and registered in the PRC, whose principal place of business is No. 20, Wenzhuang Road, Yixing Economic Development Zone, Jiangsu Province (“HSPV”);
环晟光伏（江苏）有限公司，一家在中国组建并注册的公司，其主要营业地位于江苏省宜兴经济技术开发区文庄路20号（“环晟光伏”）；

Huansheng New Energy (Jiangsu) Co., Ltd., a company incorporated and registered in the PRC, whose principal place of business is West of Bianzhuang Village Road, Yixing Economic Development Zone, Jiangsu Province (“HSNE”);
环晟新能源（江苏）有限公司，一家在中国组建并注册的公司，其主要营业地位于江苏省宜兴经济技术开发区边庄村路西（“环晟新能”）；

Huansheng New Energy (Tianjin) Co., Ltd., a company incorporated and registered in the PRC, whose principal place of business is No. 750, Shenzhou Avenue, Future Science & Technology Park South, Binhai High-tech Area, Tianjin (“HSTJ”);
环晟新能源（天津）有限公司，一家在中国组建并注册的公司，其主要营业地位于天津滨海高新区未来科技城南区神舟大道750号（“环晟天津”）；

Maxeon Solar Technologies, Ltd., a company organized under the laws of Singapore, with its registered place of business at 8 Marina Boulevard #05-02, Marina Bay Financial Centre 018981, Singapore (“MST”);
Maxeon Solar Technologies, Ltd.，一家根据新加坡法律组建的公司，其注册营业地位于新加坡滨海湾金融中心8号滨海大道#05-02，邮编018981（“MST”）；

TCL Zhonghuan Renewable Energy Technology Co., Ltd., formerly named “Tianjin Zhonghuan Semiconductor Co., Ltd.”, a company incorporated and registered in the PRC, whose principal place of business is No. 12, Haitai East Road, Huayuan Industrial District (outside the ring), Tianjin New Technology Industrial Park, Xiqing District, Tianjin (“TZE”); and

Project Fractal – Termination Agreement

中环新能源科技股份有限公司，原名天津中环半导体股份有限公司，一家在中国组建并注册的公司，其主要营业地位于天津市西青区新技术产业园区华苑产业区(环外)海泰东路12号（“TCL中环”）；和

SunPower Systems International Limited, a company organized under the laws of Hong Kong, with its registered place of business at Suite 3201, Jardine House, 1 Connaught Place, Central, Hong Kong (“SPSI”).
SunPower Systems International Limited，一家根据香港法律组建的公司，其注册经营地址位于香港中环康乐广场1号怡和大厦3201室(“SPSI”)。

The above parties are hereinafter collectively referred to as the “Parties” and individually as a “Party”.
上述各方以下合称为“各方”，单独称为“一方”。

RECITALS
序言
WHEREAS:
鉴于：
(A)On February 22, 2017, SunPower Corporation and HSPV entered into an Intellectual Property License Agreement, which was amended and restated on February 8, 2021, whereby MSP granted a license of its innovative and proprietary technology in the manufacturing and management of P-Series Products to HSPV (the “HSPV License Agreement”). On February 8, 2021, MSP and HSNE entered into an Intellectual Property License Agreement on the same terms and conditions as the HSPV License Agreement (the “HSNE License Agreement”).
2017年2月22日，SunPower Corporation和环晟光伏签署了一份知识产权许可协议，该协议于2021年2月8日进行了修订和重述，MSP据此将其在制造和管理P系列产品方面的创新和专有技术许可给环晟光伏（下称“环晟光伏许可协议”）。2021年2月8日，MSP与环晟新能按照与环晟光伏许可协议相同的条款和条件签订了一份知识产权许可协议（下称“环晟新能许可协议”）。
(B)On February 22, 2017, HSPV, SPSI, TZE and certain other parties entered into a Business Activities Framework Agreement, which was amended, novated and restated as an agreement among HSPV, HSNE, MST, TZE and SPSI on February 8 2021 (as further amended on November 15, 2021), with respect to the manufacturing, marketing and distribution of P-Series Products manufactured with the Licensed Technology under the HSPV License Agreement and the HSNE License Agreement (the “Framework Agreement”).
2017年2月22日，环晟光伏、SPSI、TCL中环和其他若干方签署了一份商业活动框架协议，该协议于2021年2月8日经修订、更新和重述为环晟光伏、环晟新能、MST、TCL中环和SPSI之间的协议（并于2021年11月15日进一步修订），涉及使用

Project Fractal – Termination Agreement

环晟光伏许可协议和环晟新能许可协议项下的被许可技术制造的P系列产品的制造、营销和分销（下称“框架协议”）。
(C)On February 22, 2017, HSPV and SPSI entered into a P-Series Products Offshore Master Supply Agreement, which was amended, novated and restated as an agreement among HSPV, HSNE, MST and SPSI on February 8, 2021 (as further amended on November 15, 2021 and December 31, 2023 respectively), whereby HSPV and HSNE shall sell to MST and SPSI, and MST and SPSI shall purchase from HSPV and HSNE, the P-Series Products (the “MSA”).
2017年2月22日，环晟光伏和SPSI签署了P系列产品境外供货主协议，该协议于2021年2月8日经修订、更新和重述为环晟光伏、环晟新能、MST和SPSI之间的协议（并分别于2021年11月15日和2023年12月31日进一步修订），根据该协议，环晟光伏和环晟新能应向MST和SPSI出售P系列产品，而MST和SPSI应向环晟光伏和环晟新能购买P系列产品（下称“供货主协议”）。
(D)On October 22, 2022, HSPV, HSNE, HSTJ, MST, TZE and SPSI entered into a Preliminary Agreement of IP Licensing and Business Collaboration, whereby HSTJ was granted a license of the Licensed Technology on the same terms and conditions as the HSPV License Agreement and HSNE License Agreement, and the terms and conditions of the Framework Agreement and MSA respectively shall apply to HSTJ (the “HSTJ Agreement”, and together with the HSPV License Agreement, the HSNE License Agreement, the Framework Agreement and the MSA, the “Existing Agreements”).
2022年10月22日，环晟光伏、环晟新能、环晟天津、MST、TCL中环和SPSI签署了一份知识产权许可及业务合作初步协议，根据该协议，环晟天津以与环晟光伏许可协议和环晟新能许可协议相同的条款和条件被授予了被许可技术的许可，并且框架协议和供货主协议的条款和条件分别适用于环晟天津（下称“环晟天津协议”，与环晟光伏许可协议、环晟新能许可协议、框架协议和供货主协议一起，合称“现有协议”）。
NOW THEREFORE, for value received, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the terms and conditions as set forth below, and after friendly consultation and negotiation, the Parties hereby agree as follows:
鉴此，基于在此确认已经获得的价值以及其他有效和有价值的对价，特此确认充分并予以接受，根据下文规定的条款和条件，并经友好协商和洽谈，各方特此同意如下：

AGREEMENT
协议
1.On the Effective Date, the HSPV License Agreement and HSNE License Agreement shall terminate and cease to be effective and binding immediately notwithstanding any provisions to the contrary therein, except for Article X (Confidentiality) and Article XII (Miscellaneous) thereof. MSP, HSPV and HSNE shall proceed to cancel the patent license registrations with the China National Intellectual Property Administration under the HSPV License Agreement and HSNE License Agreement respectively as soon as

Project Fractal – Termination Agreement

practical after the Effective Date. It is acknowledged and agreed that, on the Effective Date, a new Intellectual Property License Agreement is entered into between MST and an Affiliate of TZE for continued license of the Licensed Technology by MSP to HSPV, HSNE and other relevant Affiliates of TZE.
在生效日，环晟光伏许可协议和环晟新能许可协议应立即终止并停止生效和具有约束力，无论其是否有任何相反规定，但其中的第十条（保密）和第十二条（其他）除外。MSP、环晟光伏和环晟新能应在生效日后尽快向中国国家知识产权局办理环晟光伏许可协议和环晟新能许可协议项下专利许可备案的注销。各方特此确认并同意，在生效日，MSP和TCL中环的某一家关联方将签署一份新的知识产权许可协议，由MSP继续向环晟光伏、环晟新能和TCL中环其他相关关联方授予被许可技术的许可。
2.On the Effective Date, the Framework Agreement shall terminate and cease to be effective and binding immediately notwithstanding any provisions to the contrary therein, except for Section 9 (Confidentiality and Non-compete) and Section 10 (Notice) through Section 22 (Severability) thereof.
在生效日，框架协议应立即终止并停止生效和具有约束力，无论其是否有任何相反规定，但其中第9条（保密和不竞争）和第10条（通知）至第22条（可分割性）除外。
3.On the Effective Date, the MSA shall terminate and cease to be effective and binding immediately notwithstanding any provisions to the contrary therein, except for its application to (i) any outstanding Purchase Orders issued thereunder which shall be fulfilled in accordance with the terms thereof, and (ii) any breach of the warranties set out in Section 9 and Section 10 thereof and Schedule 5 thereto. It is acknowledged and agreed that, on the Effective Date, a new DG P-Series Products Master Supply Agreement is entered into among HSPV, HSNE and MST for continued supply of DG Products by HSPV and HSNE to MST.
在生效日，供货主协议将立即终止并停止生效和具有约束力，无论其是否有任何相反规定，但仍在以下情况适用：(i) 对于根据供货主协议发出的任何尚未完成的采购订单，这些订单应根据供货主协议的条款执行，以及 (ii) 对于供货主协议第9条、第10条及其附件5中规定的任何质保的违反。各方特此确认并同意，在生效日，环晟光伏、环晟新能和MST将签署一份新的分布式P系列产品供货主协议，由环晟光伏和环晟新能继续向MST供应分布式产品。
4.On the Effective Date, the HSTJ Agreement shall terminate and cease to be effective and binding immediately notwithstanding any provisions to the contrary therein, except for Clause 4 thereof to the extent it incorporates the sections of the Framework Agreement that remain in effect under Clause 2 of this Agreement.
在生效日，环晟天津协议将立即终止并停止生效和具有约束力，无论其是否有任何相反规定，但其第4条援引的框架协议中根据本协议第2条依然有效的部分内容除外。

Project Fractal – Termination Agreement

5.The confidentiality obligations in Article X of the HSPV License Agreement apply to this Agreement and shall be incorporated into this Agreement by this reference. Without limiting the preceding sentence, none of the Parties may issue any press-release or notice to regulatory authorities in relation to the termination of the Existing Agreements without the prior written approval of the other Parties, which consent shall not be unreasonably withheld. Notwithstanding the foregoing provisions, MST and TZE or their affiliates may, without the approval of the other Parties, as required under the applicable laws and regulations (including, but not limited to the rules of NASDAQ and the rules of Shenzhen Securities Exchange) (i) make appropriate announcement(s) of the termination of the Existing Agreements on the NASDAQ or the Shenzhen Securities Exchange; and (ii) publish the aforesaid announcement(s) on the official website of the MSP and TZE (as the case may be), provided that such announcement(s) shall be provided to the other Parties for review and comments before the publication.
环晟光伏许可协议第十条中的保密义务适用于本协议，并通过本条援引而纳入本协议。在不限制前述内容的前提下，未经其他各方事先书面同意，任何一方不得发布与终止现有协议相关的任何新闻稿或向监管机构发出通知，而其他各方不得不合理地拒绝同意。尽管有前述规定，根据适用法律法规（包括但不限于纳斯达克规则和深圳证券交易所规则）的要求，MST和TCL中环或其关联方可以在未经其他各方同意的情况下：(i) 在纳斯达克或深圳证券交易所对现有协议的终止发布适当的公告，且 (ii) 在MSP和TCL中环（视情况而定）的官方网站上发布上述公告，但在发布前应向其他各方提供此类公告以供审阅和发表意见。
6.Article XII (Miscellaneous) (except for Article 12.6(b) (Severability) and Article 12.16 (Filings)) of the HSPV License Agreement and the “notice” clauses of the other Existing Agreements shall be incorporated and integrated into this Agreement.
环晟光伏许可协议的第十二条（其他）（除了第12.6(b)条（可分割性）和第12.16条（备案））以及其他现有协议的“通知”条款应纳入和并入本协议。
7.Capitalized terms used but not defined in this Agreement shall have the meaning assigned to them in the Existing Agreements.
本协议中使用但未定义的术语应具有现有协议中规定的含义。
8.This Agreement shall take effect on the Effective Date.
本协议自生效日起生效。
9.This Agreement may be executed in one or more counterparts, each of which is deemed to be an original, but all of which is one and the same document. Transmission of images of signed signature pages by e-mail or other electronic means shall have the same effect as the delivery of manually signed documents in person.

Project Fractal – Termination Agreement

本协议可以签署一份或多份副本，每份副本均视为原件，但所有副本共同构成一份文件。通过电子邮件或其他电子方式传输已签署的签字页图像与当面交付手动签署的文件具有同等效力。

        [Signature page follows]
[以下是签字页]

Project Fractal – Termination Agreement

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.
有鉴于此，各方已于文首所载日期签署本协议。

Maxeon Solar Pte. Ltd.

By/签字：     /s/ Kai Strohbecke
Name/姓名： Kai Strohbecke
Title/职务：    Director

Project Fractal – Termination Agreement

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.
有鉴于此，各方已于文首所载日期签署本协议。

Huansheng Photovoltaic (Jiangsu) Co., Ltd
环晟光伏（江苏）有限公司

By/签字：     /s/ Zhao Yue
Name/姓名：    Zhao Yue
Title/职务：    Legal Representative

Project Fractal – Termination Agreement

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.
有鉴于此，各方已于文首所载日期签署本协议。

Huansheng New Energy (Jiangsu) Co., Ltd.
环晟新能源（江苏）有限公司

By/签字：     /s/ Zhao Yue
Name/姓名：    Zhao Yue
Title/职务：    Legal Representative

Project Fractal – Termination Agreement

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.
有鉴于此，各方已于文首所载日期签署本协议。

Huansheng New Energy (Tianjin) Co., Ltd.
环晟新能源（天津）有限公司

By/签字：     /s/ Zhao Yue
Name/姓名：    Zhao Yue
Title/职务：    Legal Representative

Project Fractal – Termination Agreement

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.
有鉴于此，各方已于文首所载日期签署本协议。

TCL Zhonghuan Renewable Energy Technology Co., Ltd.
中环新能源科技股份有限公司

By/签字：     /s/ Shen Haoping
Name/姓名：    Shen Haoping
Title/职务：    Legal Representative

Project Fractal – Termination Agreement

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.
有鉴于此，各方已于文首所载日期签署本协议。

Maxeon Solar Technologies, Ltd.

By/签字：     /s/ William Mulligan
Name/姓名：    William Mulligan
Title/职务：    Chief Executive Officer

Project Fractal – Termination Agreement

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.
有鉴于此，各方已于文首所载日期签署本协议。

SunPower Systems International Limited

By/签字：     /s/ Peter Aschenbrenner
Name/姓名：    Peter Aschenbrenner
Title/职务：    Director